SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

POINTER TELOCATION LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

For Immediate Release

Pointer Telocation Commences Dual Listing on Tel-Aviv Stock Exchange

Givatayim, Israel –December 14, 2006. Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR), a leading provider of services to insurance companies and car owners, including road-side assistance, towing and stolen vehicle retrieval services in Israel, Argentina and Mexico, today announced that further to its press release on November 27, 2006, it has obtained approval to list its shares on the Tel Aviv Stock Exchange (TASE), and that trading on the TASE will commence on Tuesday December 19, 2006. Pointer’s shares will continue to be listed on the Nasdaq Capital Market under the ticker symbol “PNTR,” and the Company will continue to be subject to all rules and regulations of Nasdaq and the U.S. Securities and Exchange Commission (SEC).

Yossi Ben Shalom, the Company’s Chairman said: “The Company’s dual listing follows our excellent results in Q3 2006 and the significant increase in trading volumes thereafter. By dual listing we will enable investors to trade our shares from 8.30 A.M. until 11.00 P.M (GMT +2). We believe that this step will expand and diversify our investor base and may even raise the daily trading volume and the liquidity of our share. This is especially significant given that our public float currently stands at approximately 70% of our outstanding shares.”

About Pointer Telocation:

Pointer Telocation Ltd www.pointer.com provides range of services to insurance companies and automobile owners, including road-side assistance, vehicle towing, stolen vehicle retrieval, fleet management and other value added services. Pointer Telocation provides services, for the most part, in Israel, through its subsidiary Shagrir and in Argentina and Mexico through its local subsidiaries. Independent operators provide similar services in Russia and Venezuela utilizing Pointer’s technology and operational know-how.

Safe Harbor Statement

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD. By: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: December 14, 2006